PGD Eco Solutions, Inc.

7306 Skyview Ave.

New Port Richey, FL 34653

September 25, 2023

VIA EMAIL and EDGAR UPLOAD

CFTradeandServices@sec.gov

Division of Corporation Finance

Office of Trade & Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	PGD Eco Solutions, Inc. Offering Statement on Form 1-A Filed August 23, 2023 File No. 024-11852

To The Division:

This letter responds to comments of the staff of the United States Securities and Exchange Commission (the “Commission”), received by our legal counsel in response to your correspondence of September 1, 2023. PGD Eco Solutions, Inc. (the “Company”)

In response to the specific items set forth in your correspondence of September 1, 2023, the Company responds as follows:

Post-Qualification Amendment No. 5 to Form 1-A

Relationships and Related Party Transactions, page 17

We note your response to prior comment 3 and reissue it. Please revise this section to provide the information required by Item 13 of Part II of Form 1-A for the periods indicated therein, rather than as of December 31, 2021, as the section currently provides. If you wish to incorporate by reference information contained in your interim financial statements filed on Form 1-SA, please refer to guidance in General Instruction III of Form 1-A.

RESPONSE: The unaudited financials ending June 30, 2023 have been included in the filing.

EXHIBITS

2. Please file an updated auditors' consent with your next amendment, dated within 30 days of your filing.

RESPONSE: Please see the updated auditors’ consent.

In addition, we have made the following changes:

Updated dates to reflect the filing date.

Sincerely,

/s/ Paul Ogorek

CEO